

October 19, 2010

John L. Hales, Chief Executive Officer
Pacific Land and Coffee Corporation
1818 Kahai Street
Honolulu, Hawaii 96819

>   **Re: Pacific Land and Coffee Corporation**
>   **Revised Preliminary Schedule 14C**
>   **Filed October 12, 2010**
>   **Form 10-K/A for Fiscal Year Ended March 31, 2009**
>   **Filed October 12, 2010**
>   **Form 10-K/A for Fiscal Year Ended March 31, 2010**
>   **Filed October 12, 2010**
>   **File No. 000-30595**

Dear Mr. Hales:

   We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

1. We note your response and revisions to prior comment one of our letter dated October 5, 2010 and your indication that the reference to 50,000,000 shares of Common Stock "assists the stockholders in understanding the Company's capital structure." Your response seems inconsistent with your response to prior comments five and six to our letter dated July 26, 2010 where you state that you "do not intend to increase the number of authorized shares." If your board of directors and majority of shareholders have since determined to increase the number of authorized shares, please revise your information statement to reflect this action and add a separate discussion of this matter in your information statement. Refer to prior comments five and six of our letter dated July 26, 2010. Alternatively, please revise your reference to 50,000,000 shares of Common Stock as previously requested.

2. We note your response to prior comment two of our letter dated October 5, 2010. We also note that you have identified the framework under which you evaluated your internal control over financial reporting, however, you have not actually provided an effectiveness determination as to your internal controls over financial reporting. Instead, your disclosure appears to address only the effectiveness of your disclosure controls and procedures. Therefore, we re-issue our prior comment; please revise to provide all the elements required for management's annual report on internal control over financial reporting in accordance with Item 308T(a) of Regulation S-K.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director